FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, November 4, 2021

FINANCIAL RESULTS FOR THE THIRD QUARTER
(Note:    All dollar amounts in this news release are expressed in U.S. dollars except as otherwise noted. The financial results are derived from financial statements prepared using the recognition and measurement requirements of International Financial Reporting Standards as issued by the International Accounting Standards Board except as otherwise noted, and are unaudited.)
Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces net earnings of $462.4 million ($16.44 net earnings per diluted share after payment of preferred share dividends) in the third quarter of 2021 compared to net earnings of $133.7 million ($4.44 net earnings per diluted share after payment of preferred share dividends) in the third quarter of 2020. Book value per basic share at September 30, 2021 was $561.88 compared to $478.33 at December 31, 2020 (an increase of 19.7% adjusted for the $10 per common share dividend paid in the first quarter of 2021). Net earnings in the first nine months of 2021 was $2,469.8 million compared to a net loss of $690.7 million in the first nine months of 2020, reflecting strong performance across the business.

"Core underwriting performance in the third quarter of 2021 continued to be very strong, with growth in gross premiums written of 24.8%. Despite significant catastrophe losses, principally from Hurricane Ida and the European floods, of $604.6 million or 13.9 combined ratio points, our consolidated combined ratio was only marginally above 100% at 101.1% in the quarter (97.3% year to date), reflecting continued strong performance at Northbridge (89.6%), Zenith National (92.1%) and Allied World (94.4%), with the catastrophe losses principally impacting Odyssey Group (109.5%) and Brit (118.0%). Operating income was stable at $244.7 million, reflecting increased share of profit of associates and reduced COVID-19 losses, partially offset by the catastrophe losses which increased by $386.0 million in the third quarter of 2021 compared to 2020.
"Net gains on investments of $374.6 million primarily reflected net gains of $397.0 million on Digit compulsorily convertible preference shares. Not reflected in our financial statements are mark-to-market movements on our non-insurance investments in associates and consolidated investments, which at the end of the third quarter had an excess of fair value over adjusted carrying value of approximately $483.0 million or a pre-tax gain of $19 per basic share. Upon the closing of Digit Insurance's placement of common shares, now expected to occur in the fourth quarter, and when the company obtains regulatory approvals to increase its equity interest in Digit above 49%, we anticipate recording additional gains of approximately $1.1 billion or $37 in book value per basic share.
"We continue to focus on being soundly financed and ended the quarter with approximately $1.5 billion in cash and investments in the holding company, our credit facility fully undrawn, and our debt to total capital ratio reduced to 25.7%," said Prem Watsa, Chairman and Chief Executive Officer.
FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946

The table below presents the sources of the company's net earnings in a format which the company has consistently used as it believes it assists in understanding Fairfax:

	Third quarter		First nine months
	2021	2020	2021	2020
	($ millions)
Gross premiums written	5,970.9	4,743.2	17,376.6	14,221.6
Net premiums written	4,746.4	3,735.2	13,421.8	11,137.1

Underwriting profit (loss)	(46.5)	52.4	330.4	142.2
Interest and dividends - insurance and reinsurance	119.0	127.7	341.2	440.3
Share of profit of associates - insurance and reinsurance	172.2	74.6	269.6	18.3
Operating income - insurance and reinsurance	244.7	254.7	941.2	600.8
Life insurance and Run-off (excluding net gains (losses) on investments)	(2.6)	(9.3)	(43.2)	(47.6)
Non-insurance companies (excluding net gains (losses) on investments)	25.7	0.6	(103.6)	(113.7)
Interest expense	(109.7)	(120.9)	(393.6)	(358.8)
Corporate overhead and other income (expense)	31.1	(18.3)	93.8	(268.2)
Net gains (losses) on investments	509.5	(27.3)	2,753.7	(805.6)
Pre-tax income (loss)	698.7	79.5	3,248.3	(993.1)
Recovery of (provision for) income taxes	(122.6)	(37.7)	(569.4)	72.1
Non-controlling interests	(113.7)	91.9	(209.1)	230.3
Net earnings (loss) attributable to shareholders of Fairfax	462.4	133.7	2,469.8	(690.7)
Highlights for the third quarter of 2021 (with comparisons to the third quarter of 2020 except as otherwise noted) include the following:
•Gross premiums written by the insurance and reinsurance operations increased by 24.8% to $5,920.1 million from $4,743.2 million and net premiums written increased by 25.8% to $4,697.6 million from $3,735.2 million.
•The consolidated combined ratio of the insurance and reinsurance operations was 101.1%, producing an underwriting loss of $46.5 million, compared to a combined ratio of 98.5% and an underwriting profit of $52.4 million in 2020, driven by significant catastrophe losses related to Hurricane Ida and European floods, partially offset by lower COVID-19 losses. The insurance and reinsurance operations experienced growth in net premiums earned of 22.9% and net favourable prior year reserve development of $69.6 million, similar to the $74.3 million recorded in the third quarter of 2020.
•Operating income of the insurance and reinsurance operations was $244.7 million compared to $254.7 million, with higher current period catastrophe losses being substantially offset by increased business volumes, lower COVID-19 losses ($12.2 million compared to $143.2 million) and increased share of profit of associates (primarily Resolute and Eurobank).
•Float of the insurance and reinsurance operations increased by 17.4% to $25,960.5 million at September 30, 2021 from $22,120.0 million at September 30, 2020.
•Excluding the impact of Fairfax India’s $18.6 million of performance fees to Fairfax, which are offset upon consolidation, operating income of the non-insurance companies improved by $43.7 million, principally related to Fairfax India (primarily from a higher share of profit from IIFL Finance), the Restaurants and retail segment (primarily reflecting higher business volumes across most companies within this operating segment due to reduced COVID-19-related lockdown restrictions) and a lower operating loss in the Other segment (primarily reflecting increased business volumes at Boat Rocker and Dexterra Group).
•Consolidated interest and dividends of $167.2 million decreased from $181.8 million, primarily reflecting our strategy to invest in shorter term debt and not reach for yield, sales and maturities of U.S. treasury bonds throughout 2020 and net sales of U.S. corporate bonds in the first nine months of 2021.
•Consolidated share of profit of associates of $227.3 million principally reflects share of profit of $82.0 million from Resolute, $43.3 million from Eurobank and $20.3 million from Atlas Corp.
•Interest expense of $109.7 million was comprised of $74.1 million incurred on borrowings by the holding company and the insurance and reinsurance companies, $21.4 million incurred on borrowings by the non-insurance companies (which are non-recourse to the holding company) and $14.2 million on accretion of lease liabilities.

•At September 30, 2021 the company's insurance and reinsurance companies held portfolio investments of $48.1 billion (excluding Fairfax India's portfolio of $2.1 billion), of which approximately $21.2 billion was in cash and short dated investments representing approximately 44.1% of those portfolio investments.
•Net gains on investments of $374.6 million consisted of the following, excluding $134.9 million of net gains resulting from transactions involving insurance subsidiaries, principally the consolidation of Eurolife:

	Third quarter of 2021
	($ millions)
	Realized gains	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Long equity exposures	473.2	(442.0)	31.2
Bonds	37.6	(85.2)	(47.6)
Other	78.9	312.1	391.0
	589.7	(215.1)	374.6

	First nine months of 2021
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Long equity exposures	971.3	972.4	1,943.7
Bonds	211.4	(381.6)	(170.2)
Other	(29.9)	763.2	733.3
	1,152.8	1,354.0	2,506.8
Net gains on long equity exposures of $31.2 million was primarily comprised of realized and unrealized appreciation of common stocks and a realized gain on the sale of the Toys "R" Us Canada operations of $85.7 million, partially offset by net unrealized losses from convertible bonds and long equity total return swaps. Net gains on other of $391.0 million principally reflected unrealized gains of $397.0 million on Digit compulsorily convertible preference shares.
•At September 30, 2021 the company continued to hold long equity total return swaps on 1,964,155 Fairfax subordinate voting shares with an original notional amount of $732.5 million (Cdn$935.0 million) or approximately $372.96 (Cdn$476.03) per share.
•At September 30, 2021 the excess of fair value over adjusted carrying value of investments in non-insurance associates and consolidated non-insurance subsidiaries was approximately $483.0 million. Details are provided in the MD&A under the heading "Book Value Per Basic Share" in the company's interim report for the three and nine months ended September 30, 2021.
•On August 27, 2021 the company sold a 13.9% equity interest in Brit to OMERS, the pension plan for Ontario’s municipal employees, for cash consideration of $375.0 million.
•On August 23, 2021 the company completed the sale of its 60.0% joint venture interest in RiverStone Barbados for consideration of $695.7 million, which was principally comprised of cash of $462.0 million and non-voting shares of CVC's RiverStone Barbados holding company with a fair value of $200.0 million (which will convert into a secured vendor loan note with a principal amount of $200.0 million upon completion of certain regulatory undertakings by CVC). The company also received a contingent value instrument for potential future proceeds of up to $235.7 million that was not recorded at September 30, 2021.
•On July 14, 2021 the company increased its interest in Eurolife FFH Insurance Group Holdings S.A. ("Eurolife") to 80.0% from 50.0% by acquiring the joint venture interest of OMERS for cash consideration of $142.7 million (€120.7 million). Upon consolidating Eurolife the company recorded a net gain of $130.5 million on remeasurement of the company's previous 50.0% joint venture interest in Eurolife to its fair value of $450.0 million, which is approximately book value.

•The company held $1,543.3 million of cash and investments at the holding company level ($1,489.6 million net of derivative obligations) at September 30, 2021, compared to $1,252.2 million ($1,229.4 million net of derivative obligations) at December 31, 2020.
•The company's total debt to total capital ratio, excluding non-insurance companies, decreased to 25.7% at September 30, 2021 from 29.7% at December 31, 2020, primarily reflecting lower total debt, due principally to lower borrowings at the insurance and reinsurance companies and the company having paid off its credit facility completely upon closing of the RiverStone Barbados transaction, and increased total capital, due principally to net earnings generated year to date. Subsequent to September 30, 2021, on October 29, 2021 the company redeemed its $85.0 million principal amount of 4.142% unsecured senior notes due February 7, 2024 at par.
•During the third quarter of 2021 the company purchased 55,155 subordinate voting shares for treasury at a cost of $23.8 million. From the fourth quarter of 2017 up to September 30, 2021, the company has purchased 1,377,458 subordinate voting shares for treasury and 1,102,998 for cancellation at an aggregate cost of $1,046.7 million.
•At September 30, 2021 common shareholders' equity was $14,539.5 million or $561.88 per basic share, compared to $12,521.1 million or $478.33 per basic share at December 31, 2020. The increase in common shareholders' equity per basic share was primarily due to net earnings attributable to shareholders of Fairfax in the first nine months of 2021, partially offset by the payment of the annual common share dividend of $272.1 million. Not included in book value per basic share are additional gains we expect on our investment in Digit of $37 per basic share and a pre-tax gain of $19 per basic share from the excess of fair value over adjusted carrying value of our non-insurance investments in associates and consolidated investments.
There were 25.9 million and 26.3 million weighted average common shares effectively outstanding during the third quarters of 2021 and 2020 respectively. At September 30, 2021 there were 25,876,369 common shares effectively outstanding.
Unaudited consolidated balance sheet, earnings and comprehensive income information, together with segmented premium and combined ratio information, follow and form part of this news release.
In presenting the company’s results in this news release, management has included operating income (loss), combined ratio, float and book value per basic share measures. Operating income (loss) is used in the company's segment reporting. The combined ratio is calculated by the company as the sum of claims losses, loss adjustment expenses, commissions, premium acquisition costs and other underwriting expenses, expressed as a percentage of net premiums earned. Float is calculated by the company as the sum of insurance contract liabilities and insurance contract payables, less the sum of insurance contract receivables, recoverable from reinsurers and deferred premium acquisition costs. Book value per basic share is calculated by the company as common shareholders' equity divided by the number of common shares effectively outstanding.
As previously announced, Fairfax will hold a conference call to discuss its third quarter 2021 results at 8:30 a.m. Eastern time on Friday November 5, 2021. The call, consisting of a presentation by the company followed by a question period, may be accessed at 1 (888) 390-0867 (Canada or U.S.) or 1 (212) 547-0141 (International) with the passcode “FAIRFAX”. A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern time on Friday, November 19, 2021. The replay may be accessed at 1 (866) 358-4515 (Canada or U.S.) or 1 (203) 369-0131 (International).
Fairfax Financial Holdings Limited is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.
For further information, contact:        John Varnell
        Vice President, Corporate Development
        (416) 367-4941

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities regulations. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; risks associated with the global pandemic caused by COVID-19, and the related global reduction in commerce and substantial downturns in stock markets worldwide; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional adverse requirements, supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; assessments and shared market mechanisms which may adversely affect our insurance subsidiaries; and adverse consequences to our business, our investments and our personnel resulting from or related to the COVID-19 pandemic. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.

CONSOLIDATED BALANCE SHEETS
as at September 30, 2021 and December 31, 2020
(unaudited - US$ millions)

	September 30, 2021	December 31, 2020
Assets
Holding company cash and investments (including assets pledged for derivative obligations – $125.6; December 31, 2020 – $79.5)	1,543.3	1,252.2
Insurance contract receivables	6,802.5	5,816.1

Portfolio investments
Subsidiary cash and short term investments (including restricted cash and cash equivalents – $968.6; December 31, 2020 – $751.9)	18,461.1	13,197.8
Bonds (cost $16,154.6; December 31, 2020 – $14,916.1)	16,656.4	15,734.6
Preferred stocks (cost $573.9; December 31, 2020 – $268.3)	1,733.2	605.2
Common stocks (cost $4,848.1; December 31, 2020 – $4,635.5)	5,481.5	4,599.1
Investments in associates (fair value $5,525.4; December 31, 2020 – $4,154.3)	4,792.7	4,381.8
Investment in associate held for sale (fair value nil; December 31, 2020 – $729.5)	—	729.5
Derivatives and other invested assets (cost $929.3; December 31, 2020 – $944.4)	980.3	812.4
Assets pledged for derivative obligations (cost $101.0; December 31, 2020 – $196.1)	101.0	196.4
Fairfax India cash, portfolio investments and associates (fair value $3,454.0; December 31, 2020 – $2,791.0)	2,055.5	1,851.8
	50,261.7	42,108.6

Deferred premium acquisition costs	1,783.7	1,543.7
Recoverable from reinsurers (including recoverables on paid losses – $1,009.1; December 31, 2020 – $686.8)	11,738.4	10,533.2
Deferred income tax assets	544.2	713.9
Goodwill and intangible assets	6,075.3	6,229.1
Other assets	5,779.1	5,857.2
Total assets	84,528.2	74,054.0

Liabilities
Accounts payable and accrued liabilities	4,956.0	4,996.1
Derivative obligations (including at the holding company – $53.7; December 31, 2020 – $22.8)	160.0	189.4
Deferred income tax liabilities	540.0	356.4
Insurance contract payables	4,557.7	2,964.0
Insurance contract liabilities	46,210.5	39,206.8
Borrowings – holding company and insurance and reinsurance companies	6,258.1	6,614.0
Borrowings – non-insurance companies	1,694.5	2,200.0
Total liabilities	64,376.8	56,526.7

Equity
Common shareholders’ equity	14,539.5	12,521.1
Preferred stock	1,335.5	1,335.5
Shareholders’ equity attributable to shareholders of Fairfax	15,875.0	13,856.6
Non-controlling interests	4,276.4	3,670.7
Total equity	20,151.4	17,527.3
	84,528.2	74,054.0

Book value per basic share	$561.88	$478.33

CONSOLIDATED STATEMENTS OF EARNINGS
for the three and nine months ended September 30, 2021 and 2020
(unaudited - US$ millions except per share amounts)

	Third quarter		First nine months
	2021	2020	2021	2020
Income
Gross premiums written	5,970.9	4,743.2	17,376.6	14,221.6
Net premiums written	4,746.4	3,735.2	13,421.8	11,137.1

Gross premiums earned	5,784.2	4,632.4	15,760.2	13,107.7
Premiums ceded to reinsurers	(1,345.0)	(1,060.6)	(3,576.2)	(2,814.6)
Net premiums earned	4,439.2	3,571.8	12,184.0	10,293.1
Interest and dividends	167.2	181.8	495.9	604.7
Share of profit (loss) of associates	227.3	50.8	347.0	(177.5)
Net gains (losses) on investments	374.6	(27.3)	2,506.8	(922.7)
Gain on sale and consolidation of insurance subsidiaries	134.9	—	246.9	117.1
Other revenue	1,367.2	1,215.5	3,759.0	3,302.1
	6,710.4	4,992.6	19,539.6	13,216.8
Expenses
Losses on claims, gross	4,040.1	2,961.2	10,307.0	8,713.7
Losses on claims, ceded to reinsurers	(877.1)	(594.9)	(2,206.0)	(1,894.4)
Losses on claims, net	3,163.0	2,366.3	8,101.0	6,819.3
Operating expenses	683.1	617.2	2,048.1	1,893.7
Commissions, net	724.4	616.6	2,008.3	1,734.3
Interest expense	109.7	120.9	393.6	358.8
Other expenses	1,331.5	1,192.1	3,740.3	3,403.8
	6,011.7	4,913.1	16,291.3	14,209.9
Earnings (loss) before income taxes	698.7	79.5	3,248.3	(993.1)
Provision for (recovery of) income taxes	122.6	37.7	569.4	(72.1)
Net earnings (loss)	576.1	41.8	2,678.9	(921.0)

Attributable to:
Shareholders of Fairfax	462.4	133.7	2,469.8	(690.7)
Non-controlling interests	113.7	(91.9)	209.1	(230.3)
	576.1	41.8	2,678.9	(921.0)

Net earnings (loss) per share	$17.43	$4.66	$93.69	$(27.27)
Net earnings (loss) per diluted share	$16.44	$4.44	$88.62	$(27.27)
Cash dividends paid per share	$—	$—	$10.00	$10.00
Shares outstanding (000) (weighted average)	25,900	26,306	26,002	26,532

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and nine months ended September 30, 2021 and 2020
(unaudited - US$ millions)

	Third quarter		First nine months
	2021	2020	2021	2020

Net earnings (loss)	576.1	41.8	2,678.9	(921.0)

Other comprehensive income (loss), net of income taxes

Items that may be reclassified to net earnings (loss)
Net unrealized foreign currency translation gains (losses) on foreign subsidiaries	(111.5)	88.5	(91.4)	(370.9)
Gains (losses) on hedge of net investment in Canadian subsidiaries	50.6	(40.2)	(10.3)	63.1
Gains (losses) on hedge of net investment in European operations	19.9	(36.6)	47.8	(38.2)
Share of other comprehensive income (loss) of associates, excluding net gains on defined benefit plans	(16.9)	91.9	(74.6)	5.7
	(57.9)	103.6	(128.5)	(340.3)
Net unrealized foreign currency translation losses on foreign subsidiaries reclassified to net earnings (loss)	7.0	—	6.7	111.2
Net unrealized foreign currency translation (gains) losses on associates reclassified to net earnings (loss)	(50.7)	(2.0)	(51.3)	46.0
	(101.6)	101.6	(173.1)	(183.1)
Items that will not be reclassified to net earnings (loss)
Net gains (losses) on defined benefit plans	0.1	(1.3)	(2.6)	(28.4)
Share of net gains on defined benefit plans of associates	4.9	3.1	13.8	14.3
Other	—	—	13.8	—
	5.0	1.8	25.0	(14.1)

Other comprehensive income (loss), net of income taxes	(96.6)	103.4	(148.1)	(197.2)
Comprehensive income (loss)	479.5	145.2	2,530.8	(1,118.2)

Attributable to:
Shareholders of Fairfax	383.5	198.3	2,365.0	(797.3)
Non-controlling interests	96.0	(53.1)	165.8	(320.9)
	479.5	145.2	2,530.8	(1,118.2)

SEGMENTED INFORMATION
(unaudited - US$ millions)
Third party gross premiums written, net premiums written and combined ratios for the property and casualty insurance and reinsurance operations (excluding Life insurance and Run-off) in the third quarters and first nine months ended September 30, 2021 and 2020 were as follows:
Gross Premiums Written

	Third quarter		First nine months		% change year-over-year
	2021	2020	2021	2020	Third quarter	First nine months
Northbridge	549.7	456.0	1,546.2	1,230.3	20.5%	25.7%
Odyssey Group	1,269.9	1,032.8	3,807.3	3,066.1	23.0%	24.2%
Crum & Forster	962.3	789.9	2,691.5	2,271.2	21.8%	18.5%
Zenith National	163.2	150.3	584.1	528.2	8.6%	10.6%
Brit(1)	825.5	597.3	2,281.3	1,871.4	38.2%	21.9%
Allied World	1,435.3	1,157.3	4,422.6	3,485.7	24.0%	26.9%
Fairfax Asia(2)	152.5	118.2	370.2	329.5	29.0%	12.4%
Insurance and Reinsurance - Other	561.7	441.4	1,622.6	1,292.7	27.3%	25.5%
Insurance and reinsurance operations	5,920.1	4,743.2	17,325.8	14,075.1	24.8%	23.1%

Net Premiums Written

	Third quarter		First nine months		% change year-over-year
	2021	2020	2021	2020	Third quarter	First nine months
Northbridge	464.2	379.0	1,389.4	1,091.2	22.5%	27.3%
Odyssey Group	1,138.9	969.3	3,320.6	2,769.0	17.5%	19.9%
Crum & Forster	788.0	657.9	2,220.5	1,888.4	19.8%	17.6%
Zenith National	167.3	146.3	576.4	516.3	14.4%	11.6%
Brit(1)	704.2	487.2	1,568.6	1,353.4	44.5%	15.9%
Allied World	970.4	726.6	3,047.4	2,318.7	33.6%	31.4%
Fairfax Asia(2)	71.7	59.4	177.5	164.5	20.7%	7.9%
Insurance and Reinsurance - Other	392.9	309.5	1,072.6	889.1	26.9%	20.6%
Insurance and reinsurance operations	4,697.6	3,735.2	13,373.0	10,990.6	25.8%	21.7%

Combined Ratios

	Third quarter		First nine months
	2021	2020	2021	2020
Northbridge	89.6%	89.9%	87.2%	93.4%
Odyssey Group	109.5%	99.4%	101.3%	99.2%
Crum & Forster	97.5%	99.3%	97.8%	98.6%
Zenith National	92.1%	92.7%	91.0%	91.6%
Brit(1)	118.0%	114.0%	105.3%	109.6%
Allied World	94.4%	93.1%	94.5%	95.2%
Fairfax Asia(2)	87.1%	96.0%	91.5%	99.4%
Insurance and Reinsurance - Other	97.3%	99.8%	97.2%	98.8%
Insurance and reinsurance operations	101.1%	98.5%	97.3%	98.6%
(1)    Excluding Ki Insurance, gross premiums written increased by 17.5% and 9.2% in the third quarter and first nine months of 2021. Excluding Ki insurance and the effects of the purchase of multi-year reinsurance protection (for a range of U.S. catastrophe perils in the first quarter of 2021 which increased ceded premium by $93.0 in the first nine months of 2021), net written premiums increased by 19.1% and 7.9% in the third quarter and first nine months of 2021. Brit's combined ratios excluding Ki Insurance for the third quarter and first nine months of 2021 were 114.2% and 103.1% as Ki Insurance grows to scale following its launch in the fourth quarter of 2020.
(2)    Includes Singapore Re which was consolidated on June 17, 2021.